Exhibit 21.1

Subsidiaries of the Registrant*

Subsidiaries of Cree, Inc.	Jurisdiction
Cree Microwave, LLC	North Carolina
Cree Employee Services Corporation	North Carolina
CI Holdings, Limited	North Carolina
Cree Asia-Pacific, Inc.	North Carolina
Cree Dulles, Inc.**	Delaware
Cree Asia-Pacific Limited	Hong Kong
COTCO Luminant Device Limited	Hong Kong
Cree Europe GmbH	Germany
Cree International GmbH	Switzerland

Subsidiaries of Cree Dulles, Inc.**	Jurisdiction
Cree Sweden AB	Sweden

Subsidiaries of COTCO Luminant Device Limited	Jurisdiction
COTCO International Limited	Hong Kong
COTCO Luminant Device (Huizho) Limited	People’s Republic of China
COTCO Opto Technology (Shanghai) Limited	People’s Republic of China

Subsidiaries of COTCO International Limited	Jurisdiction
COTCO Japan Co Limited	Japan

*	As of June 24, 2007
**	Merged into Cree, Inc., effective June 24, 2007